Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 E. Michigan Street
Milwaukee, WI  53202

March 19, 2018

VIA EDGAR TRANSMISSION

Mr. David Orlic
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
CrossingBridge Long/Short Credit Fund (S000048060)

Dear Mr. Orlic:

On behalf of the Trust, submitted herewith via the EDGAR system, are the Trust’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated to us on March 8, 2018 with regard to the Trust’s Preliminary Proxy Statement and other materials (the “Proxy Statement”), all of which relate to the CrossingBridge Long/Short Credit Fund (the “Fund”).  The Proxy Statement was filed with the Commission on February 28, 2018, by the Trust on behalf of the Funds.  The Proxy Statement relates to the Special Meeting of Shareholders (the “Meeting”) of the Funds, which is scheduled to be held on May 7, 2018.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.  Capitalized terms not otherwise defined in this response letter have the meaning set forth in the Proxy Statement.

The Trust’s responses to your comments are as follows:

General Comment

1.
Staff Comment:  The Staff notes pursuant to Rule 14a-6(e)(1) under the Securities Act of 1934 (the “1934 Act”), all copies of a preliminary proxy statement, including the draft proxy card, shall clearly be marked as “Preliminary Copies”.

Response:  The Trust responds by acknowledging the Staff’s comment and stating that future preliminary proxy statements, including draft proxy cards, filed by the Trust will be labeled as “Preliminary Copies”.

Proxy Statement

2.
Staff Comment:  The Staff notes Section 15(f)(2)(B) of the Investment Company Act of 1940, as amended (the “1940 Act”) defines “unfair burden” to include any arrangement,  during the two year period following the date of the transaction, where the investment adviser will receive any compensation directly or indirectly from any person in connection with the transaction, or from the Fund for anything other than bona fide investment advisory services.  Please revise the disclosure in the second paragraph under the heading “Other Legal Requirements under the 1940 Act” to clarify that no such arrangement is in place.

Response:  The Trust responds by adding the following disclosure to the second paragraph under the heading “Other Legal Requirements under the 1940 Act”:

“As defined in the 1940 Act, the term “unfair burden” includes any arrangement during the two-year period after the date on which the Transaction occurs whereby the investment adviser (or its predecessor or successor investment adviser) or any interested person of any such adviser receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its security holders (other than fees for bona fide investment advisory or other services), or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company. The Trust is not aware of any arrangement relating to the Transaction that might result in the imposition of an “unfair burden” on the Fund as a result of the Transaction.”

3.
Staff Comment:  Please consider revising the second paragraph under the heading “Other Legal Requirements under the 1940 Act” to clarify the Adviser may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date they were waived or paid.

Response:  The Trust responds by making the requested revision.

4.
Staff Comment:  Please revise the disclosure under the heading “Compensation Paid to Collins Capital Investments, LLC and CrossingBridge Advisors, LLC” to include a table showing the current and pro forma fees and expenses paid by the Fund, as required by Item 22(a)(3)(iv) of Schedule 14A.  The Staff notes the tables included in the proxy statement are not responsive to this item.

Response:  The Trust responds by respectfully declining to make any revisions associated with this comment. The Trust notes Item 22(a)(3)(iv) of Schedule 14A requires a table showing the current and pro forma fees and expenses paid by the Fund only where the proposal would, “directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders[.]”  As the proposed management fee is lower than the existing management fee, it is the Trust’s position that the proposal does not, directly or indirectly, establish a new fee or increase an existing fee within the meaning of Item 22(a)(3)(iv) of Schedule 14A.

Further, the Trust notes the tables including the proxy statement are intended to disclose the amount of any fees paid to the Fund’s investment adviser(s) during the most recent fiscal year for services provided to the Fund, in response to Item 22(c)(9) of Schedule 14A.

5.
Staff Comment:  Please confirm whether the Adviser serves as investment adviser for any other funds with similar investment objectives, and, if so, provide the disclosure called for by Item 22(c)(10) of Schedule 14A under the 1934 Act.

Response:  The Trust responds by supplementally confirming the Adviser does not serve as an investment adviser for any other funds required to be disclosed pursuant to Item 22(c)(10) of Schedule 14A.

Proxy Statement – Draft Proxy Card

6.
Staff Comment:  The Staff notes that under Rule 14a-4(a) under the 1934 Act, the form of proxy (card) shall indicate in bold-face type whether the proxy is solicited on behalf of the Trust’s board of trustees.  Please correct the proxy card to include this bold-face type.

Response:  The Trust responds by making the requested change.

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If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers